3/12

03007563

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4527 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/20/03

82-4527

SHIN SATELLITE PUBLIC COMPANY LIMITED

ARIS
12-31-02

CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS

31 December 2002

SHIN SATELLITE

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2002, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the year then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements for the year ended 31 December 2001, presented herewith for comparative purposes, were audited by another auditor in the same firm as myself and the other auditor expressed an unqualified opinion on those statements in her report dated 11 February 2002.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2002, and the consolidated and company results of operations, and cash flows for the year then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
20 February 2003

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets
As at 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
ASSETS					
Current Assets					
Cash and cash equivalents	3	519,703,421	819,066,011	362,388,089	457,364,256
Current investments	4	10,420,000	10,425,000	420,000	420,000
Trade accounts receivable and accrued income, net	5	759,671,478	662,934,813	643,465,612	532,696,218
Amounts due from related parties	27	46,513	245,435	1,195,339	12,447,794
Short-term loans and advances to related parties	27	48,448,540	-	40,384,485	40,676,820
Inventories, net	6	407,870,474	39,789,527	393,323,377	23,340,381
Other current assets, net	8	526,000,902	349,620,133	470,226,021	300,075,757
Total Current Assets		2,272,161,328	1,882,080,919	1,911,402,923	1,367,021,226
Non-Current Assets					
Investments in subsidiaries and associates	9	777,792,180	477,237,397	1,273,578,511	792,739,705
Other investments	11	18,900,000	18,900,000	18,900,000	18,900,000
Property and equipment, net	12	11,649,328,796	5,664,443,758	9,529,958,309	4,452,726,323
Cost of satellite projects under the concession agreement, net	13	5,357,480,096	6,065,892,237	5,357,480,096	6,065,892,237
Deferred charges, net	13	82,197,956	100,385,574	76,634,765	96,339,739
Intangible assets, net	13	123,252,426	150,291,480	-	-
Other non-current assets, net	14	26,153,754	17,337,038	569,820	1,100,283
Total Non-Current Assets		18,035,105,208	12,494,487,484	16,257,121,501	11,427,698,287
Total Assets		20,307,266,536	14,376,568,403	18,168,524,424	12,794,719,513

Director ____________________ Director ____________________

Date ____________________

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	15	2,617,011,897	2,509,965,781	2,617,011,897	2,509,965,781
Trade accounts payable	27	1,094,422,844	941,038,731	967,065,675	791,567,953
Amounts due to related parties	27	804,932	12,263	-	-
Current portion of long-term loans from the parent company	27	71,423,167	178,507,647	-	-
Current portion of long-term borrowings, net	15	606,340,842	581,970,055	184,839,485	422,764,776
Current portion of long-term debentures		-	1,500,000,000	-	1,500,000,000
Current portion of forward and swap contracts payable, net	7	-	200,334,663	-	200,334,663
Current portion of advances from customers		82,203,515	167,253,806	67,779,372	156,615,186
Accrued expenses	27	533,200,192	385,515,838	344,632,982	288,885,526
Other current liabilities	16	323,140,670	155,011,887	60,122,884	49,885,777
Total Current Liabilities		5,328,548,059	6,619,610,671	4,241,452,295	5,920,019,662
Non-Current Liabilities					
Forward contracts payable, net	7	25,564,030	-	25,564,030	-
Long-term loans from the parent company	27	71,415,191	-	-	-
Long-term borrowings	15	7,524,453,999	1,687,208,291	6,091,519,084	617,685,117
Provision for liabilities	10	-	-	532,659,464	377,961,519
Advances from customers		3,974,870	12,828,337	3,974,870	12,828,337
Other liabilities		149,197,531	261,167,969	86,551,399	89,382,879
Total Non-Current Liabilities		7,774,605,621	1,961,204,597	6,740,268,847	1,097,857,852
Total Liabilities		13,103,153,680	8,580,815,268	10,981,721,142	7,017,877,514

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
Shareholders' Equity					
Share capital					
Authorized share capital - common stock	17	5,500,000,000	5,500,000,000	5,500,000,000	5,500,000,000
Issued and paid-up share capital - common stock		4,375,000,000	4,375,000,000	4,375,000,000	4,375,000,000
Premium on share capital		2,190,000,000	2,190,000,000	2,190,000,000	2,190,000,000
Cumulative foreign currency translation adjustment		19,780,211	20,339,028	19,780,211	20,339,028
Retained earnings (Deficit)					
Appropriated					
Legal reserve	18	56,299,821	27,577,545	56,299,821	27,577,545
Unappropriated		545,723,250	(836,074,574)	545,723,250	(836,074,574)
Total parent's shareholders' equity		7,186,803,282	5,776,841,999	7,186,803,282	5,776,841,999
Minority interests		17,309,574	18,911,136	-	-
Total Shareholder's Equity		7,204,112,856	5,795,753,135	7,186,803,282	5,776,841,999
Total Liabilities and Shareholders' Equity		20,307,266,536	14,376,568,403	18,168,524,424	12,794,719,513

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

SHIN SATELLITE

Shin Satellite Public Company Limited
Statements of Income
For the years ended 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
Revenues					
Revenues from sales and services		4,996,988,075	4,817,474,860	3,903,224,496	3,983,243,174
Other income	19	224,238,928	19,075,549	51,411,571	67,716,854
Share of net results from investments-					
equity method	9,10	207,642,634	324,848,064	326,699,677	225,044,337
Total revenues		5,428,869,637	5,161,398,473	4,281,335,744	4,276,004,365
Expenses					
Cost of sales and services		2,884,966,044	2,559,922,607	2,112,447,366	1,978,640,220
Selling and administrative expenses		856,332,781	567,827,243	585,492,902	356,269,451
Directors' remuneration	27	4,583,770	1,780,706	2,875,000	1,040,000
Foreign exchange loss		7,900,788	103,304,990	12,560,560	99,707,921
Total expenses		3,753,783,383	3,232,835,546	2,713,375,828	2,435,657,592
Profit before interest expense and tax		1,675,086,254	1,928,562,927	1,567,959,916	1,840,346,773
Interest expense		235,153,798	358,556,200	157,439,816	277,198,697
Income tax		31,013,918	11,805,147	-	-
Profit before minority interests		1,408,918,538	1,558,201,580	1,410,520,100	1,563,148,076
Share of net results from subsidiaries					
to minority interests		1,601,562	4,946,496	-	-
Net profit for the year		1,410,520,100	1,563,148,076	1,410,520,100	1,563,148,076
Basic and diluted earnings per share	21				
Net income for the year		3.22	3.57	3.22	3.57

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2002 and 2001

	Consolidated (Baht)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Opening balance 2002	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	18,911,136	5,795,753,135
Foreign currency translation adjustment	-	-	(558,817)	-	-	-	(558,817)
Net profit for the year	-	-	-	-	1,410,520,100	-	1,410,520,100
Legal reserve increase during the year	-	-	-	28,722,276	(28,722,276)	-	-
Minority interests decrease during the year	-	-	-	-	-	(1,601,562)	(1,601,562)
Closing balance as at 31 December 2002	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	17,309,574	7,204,112,856
Opening balance 2001	4,375,000,000	2,190,000,000	20,786,378	27,577,545	(2,399,222,650)	23,857,632	4,237,998,905
Foreign currency translation adjustment	-	-	(447,350)	-	-	-	(447,350)
Net profit for the year	-	-	-	-	1,563,148,076	-	1,563,148,076
Minority interests decrease during the year	-	-	-	-	-	(4,946,496)	(4,946,496)
Closing balance as at 31 December 2001	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	18,911,136	5,795,753,135

	Company (Baht)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Opening balance 2002	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	-	5,776,841,999
Foreign currency translation adjustment	-	-	(558,817)	-	-	-	(558,817)
Net profit for the year	-	-	-	-	1,410,520,100	-	1,410,520,100
Legal reserve increase during the year	-	-	-	28,722,276	(28,722,276)	-	-
Closing balance as at 31 December 2002	4,375,000,000	2,190,000,000	19,780,211	56,299,821	545,723,250	-	7,186,803,282
Opening balance 2001	4,375,000,000	2,190,000,000	20,786,378	27,577,545	(2,399,222,650)	-	4,214,141,273
Foreign currency translation adjustment	-	-	(447,350)	-	-	-	(447,350)
Net profit for the year	-	-	-	-	1,563,148,076	-	1,563,148,076
Closing balance as at 31 December 2001	4,375,000,000	2,190,000,000	20,339,028	27,577,545	(836,074,574)	-	5,776,841,999

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
Net cash flows from operating activities	22	1.572,083.560	2.204,978.277	1,596,037,420	2,103,803,938
Cash flows from investing activities					
Investment in subsidiaries	9	-	-	-	(572,464,970)
Current investments		5,000	32,982	-	-
Loans and advances to associates and subsidiaries		-	-	-	(15,072,576)
Receipt of repayment of loans to subsidiary		9,999.818	-	-	452,585,892
Purchases for property and equipment		(6,169,472,284)	(2.882,854.932)	(5,377,453,255)	(2,456,213,129)
Investments in intangible assets	13	(319,000)	(6,310,389)	-	-
Payments for deferred charges	13	(24,417,211)	(4,853,704)	(24,417,211)	(4,027,166)
Dividends received from subsidiaries and associates		56,429,472	59,640,972	-	59,640,972
Proceeds from sale of property and equipment		8,397.195	2,916.206	8,365,195	2,685,206
Net cash flows used in investing activities		(6.119.377,010)	(2,831.428,865)	(5,393,505,271)	(2,532,865,771)
Cash flows from financing activities					
Proceeds from loan from subsidiary		-	-	-	10,000,000
Proceeds from short-term borrowings		9.022.094.138	3,368.516,755	9.022.094,138	2,943,106,755
Proceeds from long-term loans net of financial expenses		6.426.983.282	1,260,199.652	5,621,398,166	613,718,361
Repayments of loan from subsidiary and parent company		(35.730,000)	-	-	(10,000,000)
Repayments of long-term debentures		(1,655,579.149)	(1,631,700.114)	(1,655,579,149)	(1,631,700,114)
Repayments of short-term borrowings		(8.835,241.109)	(2,045,211,339)	(8.835,241,109)	(1,467,794,500)
Repayments of long-term borrowings		(665.962.589)	(233.487,266)	(441.547,862)	(111.607,641)
Net cash flows from financing activities		4.256.564.573	718,317,688	3.711,124.184	345,722,861
Net increase (decrease) in cash and cash equivalents and at banks		(290.728.877)	91.867.100	(86.343.667)	(83,338,972)
Cash and cash equivalents, opening balance		819.066.011	729.113.735	457,364.256	542.550.058
Unrealised loss on exchange rate		(8.633.713)	(1.914.824)	(8.632.500)	(1.846.830)
Cash and cash equivalents, closing balance	3	519.703.421	819.066.011	362.388.089	457,364.256

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

Supplementary disclosures of Statements of Cash flows :

	Note	Consolidated		Company	
		2002	2001	2002	2001
		Baht '000	Baht '000	Baht '000	Baht '000
Interest paid		387,306	346,236	273,198	277,583
Income tax paid		5,685	9,839	-	-
Non-cash transactions					
Acquisition of property and equipment		874,183	709,755	585,685	709,755
Acquisition of investment in associates	9	134,602	-	-	-

The notes to the consolidated and company financial statements on pages 9 to 41 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. Its principal business, and those of its subsidiaries, and associates of the Company (collectively called "the Group") are given below:

The Company has obtained concessions from the Ministry of Transport and Communications for a period of thirty years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. These concessions agreement have transfer to Ministry of Information Communication and Technology.

The Company's subsidiaries and its associates, being Shenington Investments Pte Ltd., Cambodia Shinawatra Co., Ltd., Shin Broadband Internet (Thailand) Co., Ltd., C.S. Communications Co., Ltd., C.S. Satellite Phone Co., Ltd., iPSTAR Co., Ltd. and Lao Telecommunications Co., Ltd., are primarily involved in Internet data centre services, Internet services, satellite uplink-downlink services for domestic and international communications and telephone networks services in Laos and Cambodia.

The Group has operations in four countries, Thailand, Singapore, Cambodia and Laos PDR and employs 730 people (2001: 644 people).

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. In the absence of an effective Thai Accounting Standard on intangible assets, the Company has applied International Accounting Standard 38 "Intangible assets", effective 1 January 2000.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below:

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwises has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date which the Group, directly or indirectly, has an interest of less than one half of the voting rights or otherwise ceases to have the power to exercise control over the operations. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in note 9.

2 Accounting policies (Continued)

2.2 Group accounting(Continued)

The Company is the guarantor of all loans of its subsidiary, C.S. Communication Co., Ltd. The Company, therefore, makes provision for the potential amount that may not be recoverable in respect of the accumulated losses in this subsidiary.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence but which it does not control. Equity accounting involves recognising in the consolidated statement of income the Group's share of the associates' profit or loss for the year. The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. A list of the principal associates is set out in note 9.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, a company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and the balance sheets are translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising from the translation of the net investment in foreign subsidiaries and associated undertakings, is taken to 'Cumulative foreign currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, such translation differences are recognised in the income statement as part of the gain or loss on sale or disposal.

2 Accounting policies (Continued)

2.5 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at banks as defined in the Thai Accounting Standard with respect to the preparation of the statement of cash flows which is in line with the definition prescribed in the regulation relating to the financial statements issued under Ministerial Regulation No. 7 (B.E. 2539) under the Public Companies Limited Act B.E. 2535.

Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities more than 3 months but less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method for the Group and the Company. Net realisable value is the estimate of the selling price in the ordinary course of business, less selling expenses. Provision is made, where necessary, for obsolete, slow-moving and defective inventory.

2.9 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

A test for impairment is carried out when there is a factor indicating that such investment might be impaired. If the carrying value of the investment is less than its recoverable amount, impairment loss is charged to the income statement.

When disposing of part of the Group's holding of a particular investment in equity securities, the carrying amount of the disposed part is determined from the weighted average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

2.10 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired associated or subsidiary or joint venture at the date of acquisition. Goodwill is capitalised and is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2 Accounting policies (Continued)

2.11 Costs of the satellite projects under the concession agreement

The costs of satellite projects under the concession agreement represent the cost of all satellites (Thaicom 1, Thaicom 2 and Thaicom 3), telemetry, tracking, command and monitoring stations and other operational equipment which have been transferred to the Ministry of Transport and Communications and expenditure relating to satellite project arrangements. Costs of satellites and other assets which have been transferred to the Ministry of Transport and Communications and expenditure relating to satellite project arrangements are amortised by the straight-line method over the estimated useful lives of satellites and other assets, and over the concession period, ranging from 5 to 27.5 years.

Borrowing costs to finance the construction of satellite projects under the concession agreement are capitalised, during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, and related taxes.

2.12 Deferred charges

Deferred charges principally represent costs of computer software and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services obtained from the Company. The cost of computer software is amortised by straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services obtained from the Company is amortised by straight-line method over the period of each service agreement.

2.13 Intangible assets

The cost of intangible assets comprises Internet networks, servers, fiber optic networks and other operational equipment which has been transferred to the Communications Authority of Thailand under the concession agreement. The cost of intangible assets is amortised by the straight-line method over the estimated useful lives of these assets, ranging from 5 to 10 years.

2.14 Leases - where the group company is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statement over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

2.15 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2 **Accounting policies** (Continued)

2.16 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated by the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles (includes finance leases of motor vehicles)	5 years

Borrowing costs to finance the construction of property and purchase of equipment are capitalized; during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bill of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

2.17 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade creditors finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group and the Cömpany are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise foreign currency forward contracts, cross currency and interest rate swap agreements and option contracts. The foreign currency forward contracts, cross currency agreements are recognised in the financial statements on inception. The purpose of these instrúments is to reduce risk.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset and liability will be settled. Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year end rate. Unrealised gains and losses on translation are recognised in statements of income. Premiums or discounts are amortised in the statements of income on the straight-line basis over the contract periods.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counter party to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency and interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a pre-determined amount of principal in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

2 Accounting policies (Continued)

2.17 Financial instruments (Continued)

Option contracts

Foreign currency option are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised on the balance sheets. Premiums are amortised in the statements of income on the straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value or recorded on the balance sheet.

Disclosures related to financial instruments to which the Group is a party are provided in Note 23.

2.18 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statement in the year to which they relate.

2.19 Revenue recognition

Revenues from rendering transponder services and services related to the satellite business are recognised when said services are rendered and provided to customers. All costs of services incurred during the relevant periods are treated as period cost.

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services net of sales taxes and discounts.

Advances from customers will be released to income when services are provided.

Interest income is recognised as it accrues unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.20 Income tax

The Group calculates income tax in accordance with the Revenue Code and records them on accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.21 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desaggregates its business by service or product.

2.22 Earnings per share

Basic consolidated earnings per share are calculated by dividing the consolidated net earnings after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

2 Accounting policies (Continued)

2.23 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of certain items in the financial statements for the year ended 31 December 2002.

3 Cash and cash equivalents

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Cash in hand	26,092	3,864	18,848	496
Savings deposits and deposits held at call with banks	493,611	815,202	343,540	456,868
	519,703	819,066	362,388	457,364

The weighted average effective interest rate of deposits held with banks was 0.72% per annum (2001: 0.93% per annum)

4 Current investments

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Time deposits with local banks	10,420	10,425	420	420
	10,420	10,425	420	420

The weighted average effective interest rates of time deposits was 0.51 % per annum (2001: 2.03% per annum).

As at 31 December 2002, Baht 10.42 million of time deposits was pledged as collateral in respect of bank guarantees.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Trade accounts receivable				
-Third parties	809,990	829,686	476,606	510,824
-Related parties (Note 27)	2,556	1,327	11,525	1,103
Accrued income				
-Third parties	223,797	226,748	214,454	218,290
-Related parties (Note 27)	13,322	13,420	27,391	14,227
Total trade accounts receivable and accrued income	1,049,665	1,071,181	729,976	744,444
Less Allowance for doubtful accounts	(289,994)	(408,246)	(86,510)	(211,748)
Total trade accounts receivable and accrued income, net	759,671	662,935	643,466	532,696

Outstanding trade accounts receivable - third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Current	168,518	69,230	91,224	18,597
Over-due less than 3 months	151,401	123,239	115,856	100,468
Over-due 3-6 months	101,426	117,832	83,857	107,570
Over-due 6-12 months	100,647	55,782	86,118	45,067
Over-due over 12 months	287,998	463,603	99,551	239,122
	809,990	829,686	476,606	510,824
Less Allowance for doubtful accounts - third parties	(289,994)	(408,246)	(86,510)	(211,748)
Trade accounts -third parties, net	519,996	421,440	390,096	299,076

6 Inventories, net

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Finished goods	408,087	40,013	393,323	23,340
Less Allowance for obsolete stock	(217)	(223)	-	-
	407,870	39,790	393,323	23,340

7 Forward and swap contracts

As at 31 December, the Group has entered into cross-currency and interest rate swaps and forward foreign exchange contracts to cover loans and bonds issued. Cross-currency and interest rate swaps and forward foreign exchange contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Forward and swap contracts payable, net				
Contracts receivable	6,727,083	3,343,902	6,727,083	3,343,902
Contracts payable	(6,752,647)	(3,544,237)	(6,752,647)	(3,544,237)
Total Forward and swap contracts payable, net	(25,564)	(200,335)	(25,564)	(200,335)
Less Current portion of forward and swap contracts payable, net	-	(200,335)	-	(200,335)
Non-current portion, net	(25,564)	-	(25,564)	-

8 Other current assets

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Withholding taxes and other taxes	179,855	245,324	142,725	212,749
Prepaid expenses	48,029	44,856	30,810	32,618
Advance payment	255,627	27,830	250,681	23,139
Deposits	39,547	23,196	39,034	23,196
Others	19,024	8,414	23,057	8,374
	542,082	349,620	486,307	300,076
Less Allowance for non refundable withholding taxes	(16,081)	-	(16,081)	-
	526,001	349,620	470,226	300,076

9 Investments in subsidiaries and associates

a) Long-term investments in subsidiaries and associates as at 31 December comprise of:

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Investments in subsidiaries	-	-	1,273,578	792,740
Investments in associates	777,792	477,237	-	-
Total long-term investments	777,792	477,237	1,273,578	792,740

9 Investments in subsidiaries and associates (Continued)

b) Movements in investment in subsidiaries, and associates for the years ended 31 December 2002 and 2001 comprise of:

	Consolidated		Company	
	2002 Baht '000	2001 Baht '000	2002 Baht '000	2001 Baht '000
Opening net book value	477,237	237,981	792,740	334,905
Investment in subsidiaries and associates	134,602	-	-	572,465
Share of net results from investments	207,643	324,848	481,667	377,076
Dividends received	(62,699)	(66,241)	-	(59,641)
Impairment charge	-	-	-	(432,694)
Foreign currency translation adjustment	21,009	(19,351)	(829)	629
Closing net book value	777,792	477,237	1,273,578	792,740

c) The details of investments in subsidiaries and associates can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Broadband Internet (Thailand) Company Limited	Providing Internet data center services	Thailand	Baht
Shenington Investments Pte Company Limited	Holding company	Singapore	S$
Cambodia Shinawatra Company Limited	Providing fixed line and mobile phones services	Cambodia	US$
C.S. Communications Company Limited.	Providing Internet and satellite uplink-downlink services	Thailand	Baht
C.S. Satellite Phone Company Limited	Providing mobile personal communication services via satellite	Thailand	Baht
iPSTAR Company Limited	Providing broadband satellite services	The British Virgin Islands	US$
Associates of the company			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, international facilities, internet and paging services	Laos	US$

As at 31 December 2002, C.S. Satellite Phone Company Limited and iPSTAR Company Limited have not yet commenced business operations.

9 **Investments in subsidiaries and associates** (Continued)

d) Carrying value of investments in subsidiaries and associates

	Consolidated					
	31 December 2002					
	Paid-up capital	Investment portion(%)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million		Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Company Limited	US$ 96.84	49	187.31	590.48	777.79	62.70

	Consolidated					
	31 December 2001					
	Paid-up capital	Investment portion(%)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million		Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Company Limited	US$ 91.84	49	52.71	424.53	477.24	66.24

	Company					
	31 December 2002					
	Paid-up capital	Investment portion(%)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million		Million Baht	Million Baht	Million Baht	Million Baht
Subsidiaries						
Shenington Investments Company Limited	S$ 14.66	100	269.88	1,003.70	1,273.58	-

9 Investments in subsidiaries and associates (Continued)

d) Carrying value of investments in subsidiaries and associates (Continued)

	Company					
	31 December 2001					
	Paid-up capital	Investment portion(%)	Cost	Accumulated share of net result of investment	Equity	Dividend
	Million		Million Baht	Million Baht	Million Baht	Million Baht
Subsidiaries						
Shenington Investments Company Limited	S$14.66	100	269.88	522.86	792.74	59.64

e) Significant movements in investments during the year ended 31 December 2002 were as follows:

Subsidiaries

i) **C.S. Communications Co.,Ltd. ("CSC")**

At the CSC extraordinary shareholders' meetings on 24 September and 10 October 2002, the shareholders passed a resolution to approve the registered share capital reduction from Baht 970 million (97 million shares at 10 Baht each) to Baht 242.5 million (24.25 million shares at 10 Baht each) for the purposes of eliminating the deficit. The share capital reduction was made to the portion of share held by Shin Broadband Internet (Thailand) Co., Ltd. ("SBI") only. This resulted in the percentage of shareholding in CSC by SBI decreasing from 99.5% to 98.0%. The share capital reduction was finalised on 21 January 2003.

At the CSC extraordinary shareholders' meetings on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of CSC as "CS Loxinfo Company Limited". On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders also passed a resolution to approve an increase of the authorised share capital from 24,250,000 ordinary shares with a par value of Baht 10 per share to 50,000,000 ordinary shares with a par value of Baht 10 per share. The shareholders passed a resolution to approve the issuance of 25,750,000 additional shares at a par value of Baht 10 per share. 1,250,000 of the shares were priced at Baht 563.20 per share, and 24,500,000 shares were priced at par value. All new additional shares were offered to existing shareholders.

Associates

ii) **Lao Telecommunications Co., Ltd. ("LTC")**

At a shareholders' meeting of Lao Telecommunications Co., Ltd. on 24 October 2002, the shareholders passed a resolution to approve the increase of authorised share capital from 91,840,000 ordinary shares with a par value of US$ 1 per share to 96,840,000 ordinary shares with a par value of US$ 1 per share. 2,550,000 new shares were issued to Laos PDR and 2,450,000 new shares were issued to Shenington Investments Pte Ltd. All new shares were fully paid up by being offset against an inter-company loan.

10 Provision for liabilities

The Company has provided a loan guarantee in respect of C.S. Communications Co.,Ltd's bank loans amounting to Baht 827.7 million. Accordingly, the Company has equity accounted for the full net deficit of C.S. Communications Co.,Ltd's at 31 December 2002 and 2001 to reflect the extent of its obligations.

On an annual basis the Company assesses the probability that it will incur an outflow of resources in respect of its guarantee of liabilities in respect of these particular borrowings and records the necessary provision. For the years ended 31 December 2002 and 2001, C.S. Communications Co.,Ltd's had negative shareholders' equity and negative cash outflows from operations; accordingly, the Company recognised a provision under the loan guarantees to be extent of the net shareholders' deficit of C.S. Communications Co.,Ltd's.

For the year ended 31 December 2002 and 2001, iPSTAR Co., Ltd. ("iPSTAR") had negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR.

The movements of provision for liabilities in respect of C.S. Communications Co.,Ltd's and IPSTAR Co.,Ltd's for the year ended 31 December 2002 and 2001 are as follows:

	Company	
	2002 Baht'000	2001 Baht'000
Opening net book value	(377,962)	(657,548)
Investment	-	470,400
Share of net loss from investments	(154,967)	(152,032)
Provision for share of net losses in subsidiary in excess of investment	-	(37,705)
Foreign Currency translation adjustment	270	(1,077)
Closing net book value	(532,659)	(377,962)

	Company 31 December 2002					
	Paid up capital Million	Investment portion(%)	Cost Million Baht	Accumulated share of net result of investment Million Baht	Equity Million Baht	Dividend Million Baht
Subsidiaries						
Shin Broadband Internet (Thailand) Company limited	Baht 947.29	100	947.29	(1,468.92)	(521.63)	-
iPSTAR Company Limited	US$ 0.02	100	0.87	(11.89)	(11.02)	-
Total			948.16	(1,480.81)	(532.65)	

10 Provision for liabilities (Continued)

	Company					
	31 December 2001					
	Paid up capital	**Investment portion(%)**	**Cost**	**Accumulated share of net result of investment**	**Equity**	**Dividend**
	Million		**Million Baht**	**Million Baht**	**Million Baht**	**Million Baht**
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,314.06)	(366.77)	-
iPSTAR Company Limited	US$0.02	100	0.87	(12.06)	(11.19)	-
Total			948.16	(1,326.12)	(377.96)	

11 Other investments

	Consolidated		Company	
	2002	**2001**	**2002**	**2001**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Opening net book amount	18,900	18,900	18,900	18,900
Acquisitions	-	-	-	-
Closing net book amount	18,900	18,900	18,900	18,900

On 30 April 1999, the Company entered into a Membership Purchase Agreement with Codespace, Inc., to acquire a 70% shareholding in a company, Spacecode LLC, for the total price of US$ 3 million over a period of 3 years. The payment for the 70% shareholding in Spacecode LLC was to be made by way of a cash payment of US$ 500,000, and the remaining US$ 2.5 million, will be paid by way of the allotment of 2.5 million shares in iPSTAR Co., Ltd.(a subsidiary) valued at US$ 2.5 million.

An initial payment of US$ 500,000 has been paid to Codespace Inc. and 12% of the shares in Spacecode LLC have been transferred to the Company, which represent the other investment amounting to Baht 18.9 million.

12 Property and equipment

Property and equipment comprise:

	Consolidated				
	Leasehold Lands & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
As at 31 December 2001					
Cost	52,984	1,797,501	151,339	4,735,603	6,737,427
Less Accumulated depreciation	(19,366)	(970,463)	(83,154)	-	(1,072,983)
Net book Value	33,618	827,038	68,185	4,735,603	5,664,444
Transactions during the year ended 31 December 2002					
Opening net book Value	33,618	827,038	68,185	4,735,603	5,664,444
Additions	1,556	278,320	47,264	6,008,326	6,335,466
Transfer, net(Note 13)	-	286,402	15,034	(307,969)	(6,533)
Write-offs, net	-	-	-	(6,884)	(6,884)
Disposals, net	-	(4,138)	(5,086)	-	(9,224)
Foreign currency translation adjustment	(9)	(16,433)	(205)	(8,943)	(25,590)
Depreciation charges	(3,962)	(269,807)	(28,581)	-	(302,350)
Closing net book Value	31,203	1,101,382	96,611	10,420,133	11,649,329
As at 31 December 2002					
Cost	54,421	2,328,516	203,887	10,420,133	13,006,957
Less Accumulated depreciation	(23,218)	(1,227,134)	(107,276)	-	(1,357,628)
Net book Value	31,203	1,101,382	96,611	10,420,133	11,649,329

As at 31 December 2002, property and equipment included a project in progress of Baht 8,782 million relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 at the end of 2003. According to the concession agreement made with Ministry of Information Communication and Technology, the Company must transfer its ownership in iPSTAR Satellite to the Ministry on the date of the completion of construction and installation.

Borrowing costs of Baht 356 million (2001:Baht 13 million), arising on financing specifically entered into for assets under construction, were capitalised during the year .

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Co., Ltd., of approximately Baht 1,992 million. According to the concession agreement, Cambodia Shinawatra must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN SATELLITE

12 **Property and equipment,** (Continued)

	Company				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
As at 31 December 2001					
Cost	43,210	768,150	86,828	3,975,686	4,873,874
Less Accumulated depreciation	(13,053)	(362,464)	(45,631)	-	(421,148)
Net book Value	30,157	405,686	41,197	3,975,686	4,452,726
Transactions during the year ended 31 December 2002					
Opening net book Value	30,157	405,686	41,197	3,975,686	4,452,726
Additions	273	218,155	24,703	5,011,819	5,254,950
Transfers, net (Note 13)	-	196,062	59	(198,555)	(2,434)
Write-offs, net	-	-	-	(6,884)	(6,884)
Disposals, net	-	(4,126)	(5,083)	-	(9,209)
Depreciation charges	(2,786)	(140,429)	(15,976)	-	(159,191)
Closing net book Value	27,644	675,348	44,900	8,782,066	9,529,958
As at 31 December 2002					
Cost	43,483	1,173,068	102,827	8,782,066	10,101,444
Less Accumulated depreciation	(15,839)	(497,720)	(57,927)	-	(571,486)
Net book Value	27,644	675,348	44,900	8,782,066	9,529,958

13 **Cost of satellite projects under concession agreements, deferred charges and Intangible assets**

	Consolidated		
	Satellite projects under concession agreements	Deferred charges	Intangible assets
	Baht'000	Baht'000	Baht'000
As at 31 December 2001			
Cost	10,591,117	236,831	209,543
Less Accumulated amortisation	(4,525,225)	(136,445)	(59,252)
Net book value	6,065,892	100,386	150,291
Transactions during the year ended 31 December 2002			
Opening net book value	6,065,892	100,386	150,291
Additions	-	24,417	319
Transfers, net	3,636	2,897	-
Foreign currency translation adjustment	-	(26)	-
Amortisation charges	(712,048)	(45,476)	(27,358)
Closing net book value	5,357,480	82,198	123,252
As at 31 December 2002			
Cost	10,594,753	263,416	209,861
Less Accumulated amortisation	(5,237,273)	(181,218)	(86,609)
Net book value	5,357,480	82,198	123,252

13 Cost of satellite projects under concession agreements, deferred charges and Intangible assets (Continued)

	Company	
	Satellite project under concession	Deferred Charges
	Baht'000	Baht'000
As at 31 December 2001		
Cost	10,591,117	212,389
Less Accumulated amortisation	(4,525,225)	(116,049)
Net book value	6,065,892	96,340
Transactions during the year ended 31 December 2002		
Opening net book value	6,065,892	96,340
Additions	-	24,417
Transfers, net	3,636	(1,202)
Amortisation charges	(712,048)	(42,920)
Closing net book value	5,357,480	76,635
As at 31 December 2002		
Cost	10,594,753	235,604
Less Accumulated amortisation	(5,237,273)	(158,969)
Net book value	5,357,480	76,635

Commitments related to rendering transponder service

As at 31 December 2002, the future revenues from rendering transponder services under non-cancellable service contracts in respect of the satellite business are as follows:

	Baht'000
Not later than 1 year	2,456,401
Later than 1 year and not later than 5 years	5,458,440
Later than 5 years	1,320,459
	9,235,300

14 Other non-current assets

	Consolidated		Company	
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	39,613	31,559	15,326	15,326
Accounts receivable other	1,297	534	-	530
Less Allowance for impairment asset	(14,756)	(14,756)	(14,756)	(14,756)
	26,154	17,337	570	1,100

15 Borrowings

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Short-term borrowings				
Short-term loans from financial institutions	2,617,012	2,509,966	2,617,012	2,509,966
Total short-term borrowings	2,617,012	2,509,966	2,617,012	2,509,966
Current portion of long-term borrowings				
Bank borrowings	606,341	581,970	184,840	422,765
Debentures	-	1,500,000	-	1,500,000
Total current portion of long-term Borrowings	606,341	2,081,970	184,840	1,922,765
Long-term borrowings				
Bank borrowings	7,520,166	1,683,294	6,088,885	613,771
Other	4,288	3,914	2,634	3,914
Total long-term borrowings	7,524,454	1,687,208	6,091,519	617,685
Total borrowings	10,747,807	6,279,144	8,893,371	5,050,416

As at 31 December 2002, the Company has provided guarantees relating to long - term borrowings of a subsidiary amounting to Baht 828 million (2001 : Baht 789 million).

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
For the year ended 31 December 2002				
Opening net book value	6,279,144	5,439,328	5,050,416	4,590,845
Proceeds from short-term borrowings	9,022,095	3,368,517	9,022,095	2,943,107
Proceeds from long-term borrowings net of financial expenses	6,473,657	1,260,200	5,622,596	613,719
Repayment of borrowings	(9,501,204)	(2,358,779)	(9,276,789)	(1,659,482)
Repayment of long-term debentures	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Discounted bills of exchange	70,382	59,046	70,382	57,149
Capitalisation of discounted bills of exchange	370	-	370	-
Realised gain on exchange	(100,911)	(239)	(100,911)	(239)
Unrealised loss on exchange	5,212	5,316	5,212	5,317
Foreign currency translation adjustment	(938)	5,755	-	-
Closing net book value	10,747,807	6,279,144	8,893,371	5,050,416

After taking into account of interest rate swaps, the interest rate exposure of the borrowings of the Group and the Company are as follows:

15 Borrowings (Continued)

	Consolidated		Company	
	2002 Baht'000	**2001 Baht'000**	**2002 Baht'000**	**2001 Baht'000**
Total borrowings:				
- at fixed rates	3,002,187	3,231,668	3,000,245	3,231,668
- at floating rates	7,745,620	3,047,476	5,893,126	1,818,748
	10,747,807	6,279,144	8,893,371	5,050,416
Weighted average effective interest rates:				
- bank borrowings	2.83%	4.83%	2.25%	4.80%
- bonds	-	7.65%	-	7.65%

As at 31 December 2002, the carrying amounts and fair value of long-term bank borrowings is as follows:

	Consolidated		Company	
	Carrying Amount Baht'000	**Fair value Baht'000**	**Carrying amount Baht'000**	**Fair value Baht'000**
Long-term bank borrowings	7,520,166	7,596,632	6,088,885	6,138,880

The value of non-current borrowings is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings.

Maturity of non-current borrowings as at 31st December is as follows:

	Consolidated		Company	
	2002 Baht'000	**2001 Baht'000**	**2002 Baht'000**	**2001 Baht'000**
Later than 1 year but not later than 2 years	1,554,684	448,755	908,019	176,802
Later than 2 years	5,969,770	1,238,453	5,183,500	440,883
	7,524,454	1,687,208	6,091,519	617,685

Credit facilities

The available credit facilities for loans from local and overseas banks as at 31 December 2002 are Baht 700 million and US$ 257 million.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002 the Company entered into a US$ 389.3 million credit agreement with 3 groups of banks.

A. Loan credit agreement for US$ 184.5 Million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for US$ 79.8 Million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for US$ 125 Million. The loan is repayable within 6 years. This has no guarantors.

15 Borrowings (Continued)

The loan under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-bank Offer Rate ("LIBOR") for period of six months and have fixed rate. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal begin to be repayable in 2004 , with repayment on a semi-annual basis.

16 Other current liabilities

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Deposits from customers	78,874	67,101	36,428	25,021
Other taxes	28,540	32,121	15,467	16,795
Other payables	215,727	55,790	8,228	8,070
	323,141	155,012	60,123	49,886

17 Share capital and premium on share capital

	For the year ended 31 December 2002			
	Number of shares Thousand shares	Ordinary shares Baht'000	Share premium Baht'000	Total Baht'000
Issued and paid-up share capital				
As 31 December 2000	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
As 31 December 2001	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
As 31 December 2002	437,500	4,375,000	2,190,000	6,565,000

The Company's registered share capital as at 31 December 2002 comprised of 550 million ordinary shares of Baht 10 each.

On 19 December 2001, an Extraordinary General Meeting of shareholders approved the issuance and offer of warrants to managing directors, employees and advisors of the Company under an Employees Shares Option Program ("ESOP"). The total number of warrants to be issued and offered during the 5-year period is approximately 21.87 million units, or approximately 21.87 million ordinary shares (at a par value of Baht 10 each), or approximately 5% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders 'Meeting.

Share capital and premium on share capital

On 26 March 2002, a meeting of the Board of Directors meeting approved the issue and offering of 8 million warrants, or equivalent to 1.83% of the Company's total paid up share capital (before dilution) to managing directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrant does not exceed 5 years and there is no offering price. The Securities and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to managing directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 26.75 per unit, which is the closing share price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

17 Share capital and premium on share capital (Continued)

	Unit Thousand
For the year ended 31 December 2002	
At the beginning of the year	-
Granted to	
- directors	4,129
- employees	3,871
Exercised	-
At the end of the year	8,000
At the end of 31 December 2002	
Directors	4,129
Employees	3,871
At the end of the year	8,000

Additionally, Shin Corporation Public Company Limited, a major shareholder, granted 3,244,500 units of its warrants to a managing director of the Company at Baht nil per unit. The warrants are in registered form and non-transferable. The term of the warrant does not exceed 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which was Shin Corporation Public Company Limited's closing share price as of 26 March 2002.

Compensation costs related to the warrants is not recognised in these financial statements for the fair value or intrinsic value of warrants granted.

18 Legal reserve

Under the Public Company Limited Act B.E.2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

19 Other operating income

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Consulting and Management fees	-	-	30,537	25,497
Interest income	7,754	17,820	7,977	40,247
Other income from transfer accounts receivable	190,559	-	-	-
Surcharge	6,658	-	6,658	-
Other	19,268	1,256	6,240	1,973
	224,239	19,076	51,412	67,717

Other income from transfer accounts receivable is a subsidiary company and the Government of the Laos PDR have agreed to recognise the amount of US$ 1.05 million (Baht 45.6 million), which an associated company of the group owes to the subsidiary, and Baht 145 million, which such associate borrowed from the subsidiary. This amount has been transferred from a third party company to the subsidiary company under a share purchase agreement signed between the subsidiary and the third party company.

20 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Depreciation on property and equipment	(302,350)	(263,995)	(159,191)	(131,297)
Amortisation of cost of the satellite projects under the concession agreement, deferred charges, and intangible assets	(784,882)	(785,129)	(754,968)	(756,973)
Staff costs	(309,593)	(271,197)	(209,184)	(181,078)

21 Basic and diluted earnings per share

Basic and diluted earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Consolidated		Company	
	2002	2001	2002	2001
Net profit attributable to shareholders (Baht'000)	1,410,520	1,563,148	1,410,520	1,563,148
Weighted average number of ordinary shares issued during the year (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht per share)	3.22	3.57	3.22	3.57

The warrants outstanding are in connection with the managing directors', employees' and advisors' share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting year was below the exercise price of the outstanding warrants.

22 Cash flows from operating activities

Reconciliation of net profit for the year to cash flows from operating activities:

	Note	Consolidated		Company	
		2002 Baht	2001 Baht	2002 Baht	2001 Baht
Net profit for the year		1,410,520,100	1,563,148,076	1,410,520,100	1,563,148,076
Adjustments for:					
Depreciation of property and equipment	12	302,350,906	263,995,489	159,190,825	131,297,402
Allowance for doubtful accounts		97,739,118	23,736,686	77,273,790	5,382,276
Write-off of withholding tax		22,350,649	-	16,080,708	-
Write off of doubtful accounts		(3,897,818)	-	(3,897,818)	-
Other income from transfer accounts receivable	19	(190,558,975)	-	-	-
Amortisation of costs of satellite projects	13	712,048,555	711,919,780	712,048,555	711,919,780
Amortisation of deferred charges	13	45,475,851	46,054,714	42,920,045	45,052,833
Amortisation of intangible assets	13	27,358,054	27,154,580	-	-
Discount bills of exchange	15	70,382,404	59,046,411	70,382,404	57,149,870
Loss (profit) on sale of property and equipment		(318,521)	150,804	(301,421)	284,757
Asset transfer to cost of sales and services	12	6,884,339	-	6,884,339	-
Unrealised loss on exchange rate		40,280,812	65,384,109	40,860,771	50,443,882
Realised gain on exchange rate		(145,666,199)	(32,392,185)	(145,666,199)	(32,392,185)
Minority interest		(1,601,562)	(4,946,496)	-	-
Net result from subsidiaries, associates and joint venture	9,10	(207,642,634)	(324,848,064)	(326,699,677)	(225,044,337)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(187,490,301)	(46,355,041)	(185,309,486)	27,759,545
- amount due from related parties		(2,288,200)	26,959,599	11,256,827	34,197,103
- inventories		(368,081,288)	(13,246,332)	(369,983,641)	(8,420,222)
- other current assets		(192,461,476)	(95,842,231)	(186,230,971)	(86,505,094)
- other non-current assets		(8,816,716)	(2,774,699)	530,462	-
- accounts payable and accrued expenses		426,284,753	168,632,709	356,461,462	61,499,511
- amount due to related parties		-	(9,292,157)	-	(1,562,667)
- advance from customers		(93,903,759)	(167,135,504)	(97,689,281)	(173,334,312)
- other current liabilities		(74,894,095)	(35,553,500)	10,237,106	(40,412,368)
- other liabilities		(111,970,437)	(18,818,471)	(2,831,480)	(16,659,912)
Cash flows from operating activities		1,572,083,560	2,204,978,277	1,596,037,420	2,103,803,938

23 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group and the Company make use of derivative financial instruments.

The objectives in using financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Foreign currency risk

As at 31 December the Company and its subsidiaries had outstanding foreign currency assets and liabilities after cross-currency and interest rate swaps and forward foreign exchange contracts as follows :

	Consolidated			
	2002		2001	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	20.50	883.28	15.59	688.87
Australian Dollars	0.36	8.74	0.21	4.77
Pounds Sterling	0.03	1.99	0.21	13.73
		894.01		707.37
Liabilities				
US Dollars	37.68	1,631.78	57.67	2,558.01
Australian Dollars	-	-	0.13	2.94
Hong Kong Dollars	-	-	0.41	2.33
		1,631.78		2,563.28

Foreign currency assets represent US dollars cash in hand and deposits with foreign and local banks for the future payments of foreign currency liabilities, trade accounts receivable and accrued income. Foreign currency liabilities represent trade accounts payable and forward contracts payable.

Cross currency and interest rate swaps

The Group enters into cross-currency and interest rate swaps ranging from approximately 3 years. As of 31 December 2001 the fixed exchange rates is 44.36 Baht per USS and fixed interest rate is 7.65% per annum.

The remaining receivables of the outstanding cross-currency and interest rate swap contracts at 31 December were as follows:

	2002 Baht'000	2001 Baht'000
USS 35.85 million in 2001	-	1,400,000

23 Financial instruments (Continued)

Forward foreign exchange contracts

Forward foreign exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

At 31 December 2002 the settlement dates on open forward contracts were within ranged within of 2 years. (2001: 1 month - 6 months)The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated/Company			
	2002		2001	
	US$' 000	Baht'000	US$' 000	Baht'000
Current	-	-	44,000	1,943,902
Non – current	156,100	6,752,647	-	-
Total	156,100	6,752,647	44,000	1,943,902

Net fair values

The net fair values of the Company's deriviative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Favourable forward foreign exchange contracts	49,268	-	49,268	-
Unfavourable cross currency and interest rate swap contracts	-	(196,077)	-	(196,077)
Unfavourable forward foreign exchange contracts	-	(3,347)	-	(3,347)
Unfavourable option contracts	51,272	-	51,272	-
	51,272	(199,424)	51,272	(199,424)

The net fair values of cross-currency and interest rate swaps, foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, receivables, accounts payables and short-term borrowings approximates the fair value due to the short maturities of these instruments.

24 Contingencies

Bank guarantees and letter of credit

At 31 December, the Group had contingencies with banks whereby the banks issued letters of guarantee in respect of business contracts and others for the following amounts:

	Currency	Consolidated 2002 '000	Consolidated 2001 '000	Company 2002 '000	Company 2001 '000
Bank guarantees					
Minimum concession fee to Ministry of Information Communication and Technology	Baht	81,000	70,000	81,000	70,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	US$	624	8,250	624	8,250
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	92	92	92	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	13,641	15,014	2,845	4,494
Letter of credit	US$	10,841	-	10,841	-

Import duties for the importation of the telecommunications equipment

C.S. Communications Co., Ltd. (CSC) a subsidiary, was investigated by the Customs Department in relation to the payment of import duties on the import of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation had no any material adverse effect on CSC.

Assessment for the withholding tax in India

The Income Tax Authority of India made an assessment against the Company for withholding tax for the period 1 April 1996 - 31 March 1997. However, tax consultant company in India commented that this assessment will have no adverse impact on the Company and a favourable decision by the Commissioner of Income Tax (Appeals) is expected by the end of February 2003.

25 Commitments

a) Concession contracts

The Company is permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. These concessions agreement have transfer to Ministry of Information Communication and Technology.

The Company had the monopoly rights to operate and administer satellite projects and to render transponder services for domestic and international communications from the Ministry of Transport and Communications. The said rights had a period of 8 years and expired on 11 September 2000.

Under the aforesaid agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a certain percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforesaid agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

25 **Commitments** (Continued)

b) **Assets transfer commitment under telephone network agreement in Cambodia**

Cambodia Shinawatra Co., Ltd., a subsidiary in Cambodia, has obtained a concession from the directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Co., Ltd. will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) **Capital commitments**

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	2002 '000	2001 '000	2002 '000	2001 '000
Relating to iPSTAR Project	US$	150,689	122,719	150,689	122,719
	NOK	10,750	267	10,750	267
Relating to GSM 1800 Network	US$	7,771	4,351	-	-
Others	US$	-	46	-	-
	Baht	2,851	4,100	-	-
Total	US$	158,460	127,116	150,689	122,719
	NOK	10,750	267	10,750	267
	Baht	2,851	4,100	-	-

d) **Shareholder agreement**

("LTC") is an associated company, which was established under the terms of a Master Agreement dated 8 October 1996 signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet. and paging - within the Laos PDR for 25 years and has 5 years exclusive rights. At the end of the 25th year, Shinawatra Computer and Communications Public Company Limited will transfer all of its shares in Lao Telecommunications Co., Ltd. to the Government of the Laos PDR, without any charges.

e) **Commitments with related parties**

As at 31 December 2002, the Company has provided guarantees relating to borrowings of a subsidiary amounting to Baht 828 million. (2001: Baht 789 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Co., Ltd. Under the terms of the letter of comfort, the Company must hold an interests in the subsidiary of not less than 80% of the share capital until the loans are fully paid.

26 Segment information

Financial information by business segment

	Consolidated			
Year ended 31 December 2002	**Transponder Services Baht'000**	**Internet Services Baht'000**	**Telephone Network Baht'000**	**Group Baht'000**
Revenues	3,856,938	466,949	673,101	4,996,988
Allocation costs and expenses	(2,714,541)	(421,032)	(506,323)	(3,641,896)
Segment result	1,142,397	45,917	166,778	1,355,092
Other income				224,239
Unallocated costs and expenses				(103,988)
Earnings before interest and tax				1,475,343
Interest expenses				(235,153)
Foreign exchange loss				(7,901)
Share of net result from associate				207,643
Operating profit				1,439,932
Income tax				(31,014)
Minority interest				1,602
Net profit for the year				1,410,520
Segment assets	16,829,138	320,052	2,203,023	19,352213
Associate				777,792
Unallocated assets				177,262
Consolidated total assets				20,307,267

26 **Segment information** (Continued)

Financial information by business segment

Year ended 31 December 2001	**Consolidated**			
	Transponder Services Baht'000	**Internet Services Baht'000**	**Telephone Network Baht'000**	**Group Baht'000**
Revenues	3,913,543	436,362	467,570	4,817,475
Allocation costs and expenses	(2,284,262)	(435,071)	(319,768)	(3,039,101)
Segment result	1,629,281	1,291	147,802	1,778,374
Other income				19,076
Unallocated costs and expenses				(90,430)
Earnings before interest and tax				1,707,020
Interest expenses				(358,556)
Foreign exchange loss				(103,305)
Share of net result from associate				324,848
Operating profit				1,570,007
Income tax				(11,805)
Minority interest				4,946
Net profit for the year				1,563,148
Segment assets	12,085,143	256,126	1,438,487	13,779,756
Associate				477,237
Unallocated assets				119,575
Consolidated total assets				14,376,568

Thailand is the home country of the parent company, which is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services' segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia

The share of profit from the associate is the Company's share of profit from Lao Telecommunications Co., Ltd. which operates and provides services relating to fixed phone, mobile phone, international facilities, Internet and paging services.

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, receivables and operating cash, and exclude investments.

27 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited (incorporated in Thailand) which owns 51.53% of the Company's shares. Transaction related to companies within Shin Corporation Group are recognised as related party transactions to the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions of work in progress between a company and related parties were carried out based on hourly rates plus reimbursement of actual expenses.

The following material transactions were carried out with related parties:

a) **Revenues**

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Sales and services income:				
The parent company	1,806	693	-	-
Subsidiaries	-	-	88,007	69,025
Joint ventures	-	-	-	43,502
Associates	3,503	533	3,503	533
Related parties	128,565	125,832	112,573	115,594
Other operating income:				
Subsidiaries	-	-	31,682	25,398
Joint ventures	-	-	-	25,153
Related parties	19	-	19	-
	133,893	127,058	235,784	279,205

b) **Expenses**

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Purchase of services and goods:				
Subsidiaries	-	-	41,711	34,013
Joint ventures	-	-	-	58,816
Related parties	110,952	111,701	8,046	7,818
Other expenses:				
The parent company	37,351	32,537	36,990	32,537
Subsidiaries	-	-	1,447	620
Joint ventures	-	-	-	614
Related parties	16,667	21,299	8,448	6,662
Purchase of fixed assets:				
The parent company	13,403	-	13,403	-
Related parties	91	768	91	566
Interest expenses:				
The parent company	10,342	9,630	-	-
Subsidiaries	-	-	-	12
Payment for work in progress:				
Related parties	239,309	223,187	239,309	223,187
	428,115	399,122	349,445	364,845

27 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Trade accounts receivable				
The parent company	118	61	-	-
Subsidiaries	-	-	11,457	994
Associates	68	109	68	109
Related parties	2,370	1,157	-	-
Total trade accounts receivable	2,556	1,327	11,525	1,103
Amounts due from related parties				
Subsidiaries	-	-	1,149	12,202
Associates	41	192	41	192
Related parties	5	53	5	54
Total amounts due from related parties	46	245	1,195	12,448
Interest receivable				
Subsidiaries	-	-	2,574	1,163
Accrued income				
Subsidiaries	-	-	14,069	807
Associates	9	-	9	-
Related parties	13,313	13,420	13,313	13,420
Total accrued income	13,322	13,420	27,391	14,227

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Trade accounts payable				
The parent company	3,443	3,553	3,396	3,374
Subsidiaries	-	-	13,653	34,341
Related parties	15,367	11,519	1,558	883
Total trade accounts payable	18,810	15,072	18,607	38,598
Amounts due to related parties				
The parent company	805	12	-	-
Accrued expenses				
The parent company	22,673	3,660	20,297	1,410
Subsidiaries	-	-	15,885	6,223
Related parties	7,286	3,466	4,632	458
Total accrued expenses	29,959	7,126	40,814	8,091
Advance from related parties				
Subsidiaries	-	-	-	8,686

27 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Trade accounts receivable				
The parent company	118	61	-	-
Subsidiaries	-	-	11,457	994
Associates	68	109	68	109
Related parties	2,370	1,157	-	-
Total trade accounts receivable	2,556	1,327	11,525	1,103
Amounts due from related parties				
Subsidiaries	-	-	1,149	12,202
Associates	41	192	41	192
Related parties	5	53	5	54
Total amounts due from related parties	46	245	1,195	12,448
Interest receivable				
Subsidiaries	-	-	2,574	1,163
Accrued income				
Subsidiaries	-	-	14,069	807
Associates	9	-	9	-
Related parties	13,313	13,420	13,313	13,420
Total accrued income	13,322	13,420	27,391	14,227

	Consolidated		Company	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Trade accounts payable				
The parent company	3,443	3,553	3,396	3,374
Subsidiaries	-	-	13,653	34,341
Related parties	15,367	11,519	1,558	883
Total trade accounts payable	18,810	15,072	18,607	38,598
Amounts due to related parties				
The parent company	805	12	-	-
Accrued expenses				
The parent company	22,673	3,660	20,297	1,410
Subsidiaries	-	-	15,885	6,223
Related parties	7,286	3,466	4,632	458
Total accrued expenses	29,959	7,126	40,814	8,091
Advance from related parties				
Subsidiaries	-	-	-	8,686

27 **Related party transactions** (Continued)

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	2002 Baht '000	2001 Baht '000	2002 Baht '000	2001 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	28,772	28,772
Associates	48,449	-	-	-
Advances to related parties				
Subsidiaries	-	-	11,612	11,905
Total short-term loans and advances to related parties	48,449	-	40,384	40,677

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2002		
Opening balance	-	40,677
Loans during the year (Note 19)	145,000	-
Repayment of loans during the year	(10,000)	
Conversion of loan to investment	(87,767)	-
Realised loss on exchange	(545)	-
Unrealised loss on exchange	(929)	-
Foreign Currency translation adjustment	2,690	(293)
Closing balance	48,449	40,384

The loans to subsidiaries bear interest at the rate of 4.5-5.0% per annum. The term of repayment is at call. In addition, according to the loan agreement from last year, loan to associate is non-bear interest. The term of repayment is at call.

e) **Long-term loans from the parent company**

	Consolidated		Company	
	2002 Baht '000	2001 Baht '000	2002 Baht '000	2001 Baht '000
Current	71,423	178,508	-	-
Non-current	71,415	-	-	-
Total long-term loans from the parent company	142,838	178,508	-	-

The movements of long-term loans from the parent company can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2002		
Opening balance	178,508	-
Repayment of loans	(35,730)	-
Unrealised loss on exchange	60	-
Closing balance	142,838	-